                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LightTouch Vein & Laser, Inc.
                                (Name of Issuer)

                             Shares of Common Stock
                         (Title of Class of Securities)

                                   523364 20 7
                                 (CUSIP number)

                              Joanna Rees Gallanter

  C/o Venture Strategy Partners, LP, 655 Third Street, San Francisco, CA 94107
                                 (415) 558-8600

       (Name, address and telephone number of person authorized to receive notices and communications)

                                September 1, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)




----------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 11 Pages

                                  SCHEDULE 13D
For Venture Strategy Partners, LP:
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON           Venture Strategy Partners, LP
         S.S. OR I.R.S. IDENTIFICATION NO.  94-3301974

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         1,783,765

                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         0

                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         1,783,765

                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH:                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,783,765
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.15%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                                              Page 3 of 11 Pages
                                  SCHEDULE 13D

For Venture Strategy Management Company LLC:
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON   Venture Strategy Management Company LLC:
         S.S. OR I.R.S. IDENTIFICATION NO.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         1,783,765 (Includes 1,783,765 shares owned
                                              by Venture Strategy Partners, LP)
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         0

                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         1,783,765 (Includes 1,783,765 shares owned
                                              by Venture Strategy Partners, LP)

                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH:                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,783,765 (Includes 1,783,765 shares owned by Venture Strategy Partners, LP)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.15% (Includes 1,783,765 shares owned
                by Venture Strategy Partners, LP)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                                              Page 4 of 11 Pages
                                  SCHEDULE 13D

For Joanna Rees Gallanter
--------------------------------------------------------------------------------
CUSIP NO.
523364 20 7
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON   Joanna Rees Gallanter
         S.S. OR I.R.S. IDENTIFICATION NO.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------


  NUMBER OF                7        SOLE VOTING POWER

     SHARES                         1,783,765 (Includes 1,783,765 shares owned
                                              by Venture Strategy Partners, LP)

                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

   OWNED BY                         0

                           -----------------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER

  REPORTING                         1,783,765 (Includes 1,783,765 shares owned
                                              by Venture Strategy Partners, LP)

                           -----------------------------------------------------
     PERSON                10       SHARED DISPOSITIVE POWER

       WITH:                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,783,765 (Includes 1,783,765 shares owned
                   by Venture Strategy Partners, LP)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.15% (Includes 1,783,765 shares owned
                by Venture Strategy Partners, LP)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                              Page 5 of 11 Pages
                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

This statement relates to certain shares of common stock (the "Shares") of LightTouch Vein & Laser, Inc., a Nevada corporation (the "Company") with its principal executive offices at 414 Glenwood Avenue, Suite 105, Raleigh, North Carolina 27603

ITEM 2.  IDENTITY AND BACKGROUND.

For Venture Strategy Partners, LP:

(a)      Name

         Venture Strategy Partners, LP, a Delaware limited partnership

(b)      Residence or Business Address

         655 Third Street
         San Francisco, CA 94107

(c)      Principal Business and
         Address of Principal Business Office

         Venture Capital Company

         655 Third Street
         San Francisco, CA 94107

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      State of Organization

         Delaware

                                                            Page 6 of 11 Pages

         For Venture Strategy Management Company, LLC, a Delaware limited liability company and general partner of Venture Strategy Partners, LP:

(a)      Name

         Venture Strategy Management Company, LLC

(b)      Residence or Business Address

         655 Third Street
         San Francisco, CA 94107

(c)      Principal Business and
         Address of Principal Business Office

         General Partner of Venture Capital Company

         655 Third Street
         San Francisco, CA 94107

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      State of Organization

         Delaware

                                                            Page 7 of 11 Pages

For Joanna Rees Gallanter, Managing Member of the general partner of Venture Strategy Partners, LP:

(a)      Name

         Joanna Rees Gallanter, Managing Member of Venture Strategy Management Company, LLC, a Delaware limited liability company.

(b)      Residence or Business Address

         655 Third Street
         San Francisco, CA 94107

(c)      Principal Business and
         Address of Principal Business Office

         Venture Capitalist; Managing Member of Venture Strategy
         Management Company, LLC

         Venture Strategy Management Company, LLC
         655 Third Street
         San Francisco, CA 94107

(d)      Past Criminal Convictions

         None

(e)      Past Civil Proceedings or Administrative
         Proceedings Related to Federal or State
         Securities Laws Resulting in a Judgment,
         Decree or Final Order Finding Violations or
         Enjoining Future Violations of Such Laws

         None

(f)      Citizenship

         United States of America

                                                            Page 8 of 11 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         For all persons listed in Item 2 above:

         The securities were acquired as a result of the merger (the "Merger") of Vanishing Point, Inc. ("Vanishing Point") and a wholly-owned subsidiary of the Company, pursuant to which Vanishing Point became a wholly-owned subsidiary of the Company and shares of the Company's common stock ("Shares") were issued to stockholders of Vanishing Point in consideration for the cancellation of their stock in Vanishing Point.

ITEM 4.  PURPOSE OF TRANSACTION.

         For all persons listed in Item 2 above:

         Venture Strategy Partners, LP has acquired the Shares as a result of the Merger.

         Venture Strategy Partners, LP intends continuously to review its investments in the Company and may from time to time acquire or dispose of Shares of the Company, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Venture Strategy Partners, LP or the Company.

         The board of directors of the Company has changed pursuant to the terms of the Merger, but Venture Strategy Partners, LP has no current plan to make any further change to the board of directors of the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

For Venture Strategy Partners, LP:

(a)  Amount Beneficially Owned:

Venture Strategy Partners, LP is the beneficial owner of 1,783,765 Shares, or 10.15% of the outstanding Shares of Common Stock of the Company, after giving effect to the Merger.

(b) Number of shares as to which such person has:

(i)      Sole power to vote or direct the vote:  1,783,765

(ii)     Shared power to vote or direct the vote:  0

(iii)    Sole power to dispose or direct the disposition of: 1,783,765

(iv)     Shared power to dispose or direct the disposition of:  0

                                                            Page 9 of 11 Pages

(c) Neither Venture Strategy Partners, LP, nor any of the other persons listed in Item 2 above has had any transaction involving stock of the Company during the last 60 days.

(d)      Not applicable

(e)      Not applicable


For Venture Strategy Management Company, LLC and Joanna Rees Gallanter:

(a)  Amount Beneficially Owned:

Venture Strategy Management Company, LLC and Joanna Rees Gallanter are the beneficial owners of 1,783,765 Shares, or 10.15% of the outstanding Shares of Common Stock of the Company, after giving effect to the Merger. Such Shares include 1,783,765 shares owned by Venture Strategy Partners, LP, of which Venture Strategy Management Company, LLC is the general partner; Joanna Rees Gallanter is the Managing Member of such general partner.

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,783,765 (Includes 1,783,765 shares owned by Venture Strategy Partners, LP)

(ii)     Shared power to vote or direct the vote:  0

(iii) Sole power to dispose or direct the disposition of: 1,783,765 (Includes 1,785,765 shares owned by Venture Strategy Partners, LP)

(iv)     Shared power to dispose or direct the disposition of:  0

(c) Neither Venture Strategy Management, LLC, Joanna Rees Gallanter, nor any of the other persons listed in Item 2 above has had any transaction involving stock of the Company during the last 60 days.

(d)      Not applicable

(e)      Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        For all persons listed in Item 2 above:

The Company entered into a Voting Agreement (the "Voting Agreement") with certain stockholders of the Company who own, in the aggregate, approximately 70% of the issued and outstanding common stock of the Company, including Venture Strategy Partners, LP, pursuant to which, as described below, such stockholders of the Company agreed to vote their shares of the Company, in all elections of directors that take place between the date of the Merger and the second anniversary of the Merger, for the persons designated in accordance with such Voting Agreement.

The Voting Agreement provides that each of the parties thereto will vote all shares of the common stock of the Company now or hereafter owned or controlled by them to elect as directors (a) one individual designated by Jerome Capital, LLC, (b) one individual designated by Venture Strategy Partners, LP, (c) one individual designated jointly by Jerome Capital, LLC and Venture Strategy Partners, LP, and (d) two individuals jointly designated by Gregory Martini and Plymouth Partners, for election after the date of the Merger at any meeting of the stockholders of the Company or in any consent in lieu of a meeting of the stockholders of the Company during the two year term of the Voting Agreement. Effective at the time that the Merger became effective, the sole director of the Company, Gregory Martini, appointed Halley Faust (as designee of Jerome Capital
LLC), Joanna Rees Gallanter (as designee of Venture Strategy Partners, L.P., Melisse Shaban (as designee of Jerome Capital LLC and Venture Strategy Partners,
LP), and an additional designee of Gregory Martini and Plymouth Partners) to vacancies on the board of directors; Mr. Martini is the other director jointly designated by Mr. Martini and Plymouth Partners.

A copy of the Voting Agreement, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit hereto.

                                                            Page 10 of 11 Pages
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the Merger Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.

         A copy of the Voting Agreement, which was filed as an Exhibit to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000, including the names of each of the stockholders who are parties thereto, is incorporated by reference as an exhibit to this Schedule 13D.

                                      * * *

This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Note 1: According to the Form 8-K filed by the Company on August 15, 2000, as of September 1, 2000 there were outstanding and entitled to vote 18,936,539 shares of Common Stock of the Company.

                                                              Page11 of 11 Pages
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Venture Strategy Partners, LP

         By:      Venture Strategy Management, LLC
                  its General Partner


         By:      /s/ Joanna Rees Gallanter
                  ---------------------------------
                      Joanna Rees Gallanter
                      Its Managing Member


Venture Strategy Management Company, LLC


         By:      /s/ Joanna Rees Gallanter
                  --------------------------------
                     Joanna Rees Gallanter
                     Its Managing Member


Joanna Rees Gallanter


                  /s/ Joanna Rees Gallanter
                  --------------------------------


Dated:  September 11, 2000